UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

The Descartes Systems Group Inc.

_____________________________________________________________________________
(Exact name of registrant as specified in its charter)

Canada	000-29970	N/A
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation or organization)	File Number)	Identification No.)

120 Randall Drive, Waterloo, Ontario, Canada	N2V 1C6
(Address of principal executive offices)	(Zip Code)

Michael Verhoeve (519) 746-8110 x202323
_____________________________________________________________________________
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑   Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016

 Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

(b) Conflict Minerals Disclosure of The Descartes Systems Group Inc. in Accordance with Rule 13p-1 under the Securities Exchange Act of 1934

Overview:

This is the Conflict Minerals Disclosure of The Descartes Systems Group Inc. (“Descartes” or the “Company”) for the calendar year January 1 to December 31, 2016 in accordance with Rule 13p-1 under the Securities Exchange Act of 1934.

In accordance with Section 1502 of the Dodd Frank Wall Street Reform and Consumer Protection Act (“Act”) governing conflict minerals, registrants must determine whether any of the conflict minerals (defined by the Act as Tin (Cassiterite), Tungsten (Wolframite), Tantalum (Columbite-Tantalite or Coltan) and Gold (the “Conflict Minerals”)) are necessary to the functionality or production of its manufactured products.  If so, the registrant must conduct a Reasonable Country of Origin Inquiry (“RCOI”) to determine whether any of the Conflict Minerals originated in Democratic Republic of the Congo or adjoining countries (collectively, “DRC”), or are from recycled or scrap sources.

Descartes’ Business:

Descartes provides technology and networks focused on logistics and supply chain management business processes.  Its solutions are primarily cloud-based software-as-a-service solutions.  However, the Company has manufactured on its behalf one product - its Telematics and Electronic Logging Device (ELD) unit.  The Company determined that Conflict Minerals are used in certain components that are used in the manufacture of its ELD unit, specifically, Gold, Cassiterite, and Tantalum. Sales of the Company’s ELD unit represented less than 0.1% of the Company’s worldwide revenues for the Company’s 2017 fiscal year ended January 31, 2017.

RCOI:

In accordance with the Act, Descartes conducted an RCOI to determine whether any of its Conflict Minerals originated in the DRC.  The Company’s RCOI involved the review of its worldwide supply chain for components that contain these Conflict Minerals and the evaluation of the risk that these minerals are sourced from mines controlled by armed groups in the DRC.  The Company performed this work through a series of RCOIs by contacting suppliers and using questionnaires requesting information as to where the Conflict Minerals are sourced.

The Company has approximately 50 suppliers with regulated mineral content all of which provided information to the Company regarding the minerals they source.  The Company exercised due diligence over the RCOIs received from its worldwide suppliers.  It reviewed the responses received for completeness and followed up with suppliers that did not return a completed survey or provide other information.  The Company also reviewed survey responses and other information, which it validated for completeness and sufficiency.  No supplier informed Descartes, in response to its due diligence inquiries, that the supplier obtained Conflict Minerals from the DRC.  In accordance with the Act, as a result of the information the Company received from its suppliers for calendar year 2016, Descartes was not able to determine with certainty the country of origin of the Conflict Minerals in its manufactured products, but does not have reason to believe that its necessary Conflict Minerals may have originated in the DRC.

Conflict Minerals Policy; Website:

Descartes has adopted a Policy on Conflict Minerals, a copy of which can be found on its website at https://www.descartes.com/descartes/social-responsibility-sustainability.  The content of any website referred to herein is included for general information only and is not incorporated by reference into this Form SD.  This Form SD also is posted on Descartes’ website at https://www.descartes.com/descartes/social-responsibility-sustainability.

Section 2 Exhibits

Item 2.01 Exhibits

   Not Applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

The Descartes Systems Group Inc. (Registrant) /s/ Michael Verhoeve	May 31, 2017
By: Michael Verhoeve Title: General Counsel